FLOW TRADERS US INSTITUTIONAL TRADING LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2023
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

OATH OR AFFIRMATION

I, **William Stush**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Flow Traders U.S. Institutional Trading LLC**, as of **December 31, 2023**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



My Commission Expires
2/12/2026

Notary Public

Signature: _William P. Stush_

Title: _CEO - AMERICAS_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69711

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FLOW TRADERS US INSTITUTIONAL TRADING LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1114 Avenue of the Americas, 4th Floor
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Stush	**(917) 210-5050**	**wstush@us.flowtraders.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

03/24/2009	**3407**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Flow Traders US Institutional Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flow Traders US Institutional Trading LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Flow Traders US Institutional Trading LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Flow Traders US Institutional Trading LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Flow Traders US Institutional Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Flow Traders US Institutional Trading LLC's auditor since 2016.
Chicago, Illinois
February 26, 2024

FLOW TRADERS US INSTITUTIONAL TRADING LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	45,327
Receivable from broker-dealers		3,164,950
Receivable from affiliate		19,833,790
Other assets		71,386
	$	23,115,453

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses		1,921,127
Payable to affiliate		3,063
		1,924,190
Member's equity		21,191,263
	$	23,115,453

See accompanying notes.

FLOW TRADERS US INSTITUTIONAL TRADING LLC

Statement of Financial Condition

December 31, 2023

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1.   **Organization and Business**

Flow Traders US Institutional Trading LLC (the "Company"), a Delaware limited liability company, was organized on November 12th, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the National Futures Association ("NFA"). The Company primarily acts as a broker between institutional counterparties, its affiliate Flow Traders US LLC, and other broker-dealers, for transactions in exchange traded products ("ETP") and fixed income products. Flow Traders US Holding LLC is the Company's sole member.

Flow Traders Holding, LLC is the sole shareholder of Flow Traders US Holding LLC.

2.   **Summary of Significant Accounting Policies**

Revenue Recognition

Securities transactions are recorded on a trade date basis.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 6).

Depreciation

Equipment and furniture is being depreciated on a straight-line basis with a useful life of 5 years (60 months).

Income Taxes

Flow Traders US Institutional Trading LLC is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Flow Traders US Institutional Trading LLC is included in the respective income tax return of the sole member.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with US Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated to US dollars at year-end exchange rates, while revenue and expenses are translated to US dollars at prevailing rates during the year.

3.   **Clearing Agreements**

The Company has a Joint Back Office ("JBO") clearing agreement with one clearing broker. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares/interest of its clearing broker. The Company's investment in this clearing broker is reflected as a receivable from affiliates on the statement of financial condition.

The Company has a clearing agreement with two clearing brokers to carry and clear, on a fully disclosed basis, cash, margin, and delivery versus payment/receipt versus payment accounts for the Company, its institutional counterparties, and other broker-dealers. The agreements require that the Company maintains at all times a net capital computed in accordance with Rule 15c3-1 of the Exchange Act of at least $1,000,000.

4.   **Financial Instruments**

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include short stocks as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts trading activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

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5.   **Financial Instruments - Credit Losses**

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13"). The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. The adoption of this standard on January 1, 2021 did not have a material impact on the Company's financial statements.

6.   **Fair Value Measurement and Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair

value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its positions based on the following principles and method of valuation:

Equities securities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

At December 31, 2023, the Company held no Level 1, Level 2, or Level 3 investments.

7.   **Credit Concentration**

At December 31, 2023, a significant credit concentration consisted of approximately $2.1 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers, Goldman Sachs & Co. LLC. Management does not consider any credit risk associated with this net receivable to be significant.

At December 31, 2023, a significant credit concentration consisted of approximately $1.0 million, representing the market value of the Company's trading accounts carried by one of its clearing brokers, Merrill Lynch, Pierce, Fenner & Smith Incorporated. Management does not consider any credit risk associated with this net receivable to be significant.

8.   **Receivable from and Payable to Brokers and Dealers**

Receivable from and payable to broker-dealers include cash balances held at the Company's clearing firms and the net amount receivable or payable for securities transactions pending settlement. The brokers provide execution, clearing and depository services for the Company's securities trading activities. At December 31, 2023, the Company had a receivable from broker-dealers of $3,164,950.

9.   **Related Party Transactions**

In the ordinary course of business, the Company carries out various transactions with related group companies. Transactions are conducted under terms and conditions that are equivalent to those that apply the arm's length transactions and are substantiated by the Company with proper documentation.

At December 31, 2023, the Company had a receivable from Flow Traders US LLC, an affiliate related by common ownership, totaling $19,823,790. The receivable from Flow Traders US LLC relates to recharged commissions, offset by amounts charged by Flow Traders US LLC for support services, and is included in receivable from affiliates on the statement of financial condition.

At December 31, 2023, the Company had a receivable from Flow Traders BV, an affiliate related by common ownership, totaling $3,063. The receivable from Flow Traders BV relates to recharged expenses and is included in receivable from affiliates on the statement of financial condition.

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10. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2023, the Company had net capital of $2,588,336, which was $2,460,057 in excess of the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was .58 to 1. The Company is also subject to the net capital rules of the NFA. The Company is required to maintain a minimum net capital under the NFA rules of $128,279. Under these rules, the Company had excess net capital of $2,460,057.

11. **Guarantees**

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company also has had Flow Traders US Holding LLC, the Company's sole member, and Flow Traders BV, parent of Flow Traders US Holding LLC, irrevocably declare that they severally guarantee all obligations of the Company to certain outside counterparties, directly related to trading relationships. Obligations shall be fulfilled without objection or legal proceedings of any kind, upon receipt of any claim that the Company has not fulfilled one of its obligations directly related to a trading relationship. These guarantees are in effect for periods ranging from 1 year to an indefinite term as of the signing date of the agreement.

12. **Employee Expenses and Benefit Plan**

The Company awarded shares of Flow Traders NV to employees as part of their compensation package during 2023. Flow Traders NV is the sole shareholder of Flow Traders Holding BV which is the sole shareholder of Flow Traders US Holding LLC which is the sole member of the Company. The vesting of shares is conditional upon the employee being actively employed by the Company on the vesting date. During the year ended December 31 2023, $0.3 million in shares were forfeited. Shares will be awarded based on the volume weighted average price of the shares during the corresponding vesting period. Share awards are included in accounts payable and accrued expenses on the statement of financial condition totaling approximately $0.7 million.

The Company has established a 401(K) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement.

FLOW TRADERS US INSTITUTIONAL TRADING LLC

Statement of Financial Condition

December 31, 2023

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13.   **Contingencies**

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violation which may possibly involve sanctions and/or fines. These matters are vigorously defended as they arise.

14.   **Off-Balance-Sheet risk**

In the normal course of business the Company enters into transactions in financial instruments which are cleared through the Company's broker. Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The respective broker makes net payments to the Company on settlement date. The contractual credit risk encompasses the daily profit from the relevant exchange. Management believes the credit risk is minimal.

15.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 26, 2024, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements, other than those noted below.

On February 26, 2024, the Company made a capital distribution totaling $11,000,000 to Flow Traders US Holding LLC.